UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   Schedule 13D

                Under the Securities Exchange Act of 1934
                     (Amendment No.     )*


                              AN-CON GENETICS, INC.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)


                                     032347205
                                  (CUSIP Number)

           Mr. Norman P. Fuchs                          Irwin A. Kishner, Esq.
           5 Flagpole Lane                              Herrick, Feinstein LLP
           East Setauket, New York 10598                2 Park Avenue
           Tel.: (516) 751-7026                         New York, New York 10016
                                                        (212) 592-1400

                (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   February 9, 1998
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                                        Page 1 of 5 Pages

CUSIP NO.  032347205                 13D               Page 2 of 5 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Norman P. Fuchs

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                         (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER
        1,125,000 shares of Common Stock

   8    SHARED VOTING POWER
        None

   9    SOLE DISPOSITIVE POWER
        1,125,000 shares of Common Stock

   10   SHARED DISPOSITIVE POWER
        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,000 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.4%

14     TYPE OF REPORTING PERSON*
       IN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                          PART II TO SCHEDULE 13D


Item
1.     Security and Issuer

       Shares of Common Stock

       An-Con Genetics, Inc.
       One Huntington Quadrangle
       Suite 1N11
       Melville, New York 11747
       (hereinafter, the "Issuer")

Item 2.     Identity and Background

  (1)  (a)  Name:  Norman P. Fuchs

       (b)  Residence:  5 Flagpole Lane, East Setauket, New York  10598

       (c) Mr. Fuchs is a senior investment banker and senior research analyst with M.H. Meyerson & Co., 525 Washington Boulevard, Jersey City, New Jersey 07303-0260.

       (d)  Information required by Item 2(d):  None.

       (e)  Information required by Item 2(e):  None.

       (f)  United States of America

Item 3.     Source and Amount of Funds or Other Consideration

            Mr. Fuchs acquired the securities in accordance with the terms and provisions of the Securities Exchange Agreement described in Item 5(a), pursuant to which Mr. Fuchs through his individual retirement account ("IRA") acquired the shares of common stock (the "Common Stock") the Issuer in exchange for 112.5 shares of common stock of BSD Development Beta Corporation ("BSD").

Item 4.     Purpose of Transaction

       (a) The shares of Common Stock of the Issuer were acquired for equity participation in the Issuer for short-term or long-term investment and with a view to the short-term resale of a portion of such shares of Common Stock.

            Immediately following the consummation of the securities exchange agreement described in Item 5 (a), BSD became a wholly owned subsidiary of the Issuer. At such time the assets of BSD included certain equipment, licensing arrangements and other intangible rights, cash in the amount of $250,000, and a $750,000 aggregate principal amount promissory note due May 10, 1998.

            In addition, in connection with the acquisition of the Issuer's securities, the IRA entered into a Profit Sharing Agreement with Advanced Refractory Technologies, Inc. ("ART") and the Eric Rainer Bashford Charitable Remainder Unitrust (the "Trust") pursuant to which ART has agreed to share with the IRA and the Trust certain gains realized by ART on the sale or other disposition (other than a pledge or grant of a lien or security interest) of all or a portion of certain securities of the Issuer owned by ART to a third person (other than an affiliate of ART) up to an aggregate maximum amount of $1,000,000. Any such profit is to be shared equally between the IRA and the Trust.

                                     Page 3 of 5 Pages

            In addition, ART has granted to the IRA and the Trust a right of first refusal with respect to any proposed sale or other disposition (other than a pledge or a grant of a lien or security interest) of any of those certain securities of the Issuer owned by ART to a third person (other than and affiliate of ART) at a price below the then current fair market value of such shares.

            Notwithstanding the foregoing, other than the right to participate in the realized gains described above, neither the IRA nor the Trust has any voting or investment power or any other rights with respect to the securities of the Issuer owned by ART.

       (b)-(j) The undersigned has no plans or proposals which would result in any of the actions enumerated in Item 4(b) through (j) of
                 Schedule 13D.

Item 5.     Interest in Securities of the Issuer

       (a)  Norman P. Fuchs is the sole creator and owner of the Norman P.
            Fuchs Individual Retirement Account , (the "IRA"), which on February 9, 1998 acquired 1,125,000 shares of Common Stock of the Issuer, representing approximately 8.4% of such class of securities of the Issuer. The acquisition of such Common Stock by the IRA was pursuant to the terms and conditions of the Securities Exchange Agreement, executed and delivered on February 9, 1998 among the Issuer and the IRA and other securities holders of BSD. The IRA exchanged 112.5 shares of common stock of BSD for the shares of Common Stock of the Issuer. The exchange was consummated in New York, New York.

       (b) As the sole creator and owner of the IRA, the undersigned has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock.

       (c)  None.

       (d)  None.

       (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The shares of Common Stock of the Issuer are subject to a Registration Rights Agreement dated February 9, 1998 among the Issuer, the IRA and certain other stockholders of the Issuer.

       Fuchs has agreed, until February 8, 1999, to vote his shares of common stock the Issuer which are registered in his name (or in the name of the IRA) in accordance with the written instructions of a majority of the Board of Directors of the Issuer or pursuant to its order.

       The shares of common stock of the Issuer are not registered under the Securities Act of 1933, as amended, and are subject to certain transfer restrictions by the Issuer and applicable law.


Item 7.     Materials to be Filed as Exhibits

       A. Profit-Sharing Agreement by and among the Norman P. Fuchs Individual Retirement Account, the Eric Rainer Bashford Charitable Remainder Unitrust, and Advanced Refractory Technologies, Inc., dated February 9, 1998.

                             Page 4 of 5 Pages

                                 SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     NORMAN P. FUCHS


   February 19, 1998                By:    /s/ Norman P. Fuchs
   Date                                    Signature
                                    Name:  Norman P. Fuchs

                           Page 5 of 5 Pages